News Release

BROOKFIELD ASSET MANAGEMENT INC. ACQUIRES ADDITIONAL SHARES
IN FRASER PAPERS INC.

TORONTO, August 11, 2006 - Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced that it has acquired 600,000 common shares of Fraser Papers Inc. (TSX: FPS), through its subsidiary Brascade Corporation. This acquisition brings the total number of shares beneficially owned by Brookfield to 14,239,596, which represents 48% of the outstanding common shares of Fraser.

The purchases were made through the facilities of the Toronto Stock Exchange and the shares were acquired for investment purposes.

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

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